ChinaEdu Reports First Quarter 2013 Results

Net Revenue Increases 4.9 Percent Year-Over-Year to $19.2 Million

Net Income Attributable to ChinaEdu per Diluted ADS Reaches US14.4 Cents

BEIJING, June 19, 2013 /PRNewswire/ -- ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the "Company"), a leading online educational services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2013.[1]

First Quarter 2013 Highlights

  Total net revenue for the first quarter of 2013 was $19.2 million, a 4.9 percent increase from $18.3 million in the corresponding period in 2012. Total net revenue was within the Company's guidance range for the quarter.
  Net revenue from online degree programs was $15.2 million, an increase of 2.6 percent from $14.8 million in the corresponding period of 2012.
  Net income attributable to ChinaEdu was $1.9 million, an increase of 11.6 percent from $1.7 million in the corresponding period of 2012.
  Adjusted net income attributable to ChinaEdu[2] was $2.4 million, an increase of 10.6 percent from $2.2 million in the corresponding period of 2012.
  Net income attributable to ChinaEdu per diluted ADS[3] was $0.144, an increase of 43.6 percent from $0.100 in the corresponding period of 2012.
  Adjusted net income attributable to ChinaEdu per diluted ADS[4] was $0.186, an increase of 43.2 percent from $0.130 in the corresponding period of 2012.
  The number of revenue students[5] enrolled in online degree programs during the Fall 2012 semester increased by 5.1 percent year-over-year to approximately 207,000 students.

[1]	The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three months ended on March 31, 2013 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.2108 to $1.00, the noon buying rate in effect on March 31, 2013 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company's non-GAAP financial measures is included in the section entitled "Non-GAAP Financial Measures" below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.
[2]	"Adjusted net income attributable to ChinaEdu" is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of non-controlling interests' portion, amortization of intangible assets and land use rights, and intangible assets impairment.
[3]	"ADS" is American Depositary Share. Each ADS represents three ordinary shares.
[4]	"Adjusted net income attributable to ChinaEdu per diluted ADS" is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.
[5]	"Revenue students" refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended March 31, 2013 and 2012 are revenue students in Fall 2012 and Fall 2011, respectively.

Julia Huang, executive chairman of ChinaEdu commented, "We are pleased with the start of 2013. During the year, we will remain dedicated to technological innovation, continually increasing ways in which emerging technology can be applied to our teaching and learning methods. We will continue to focus investment on the areas of our business that provide steady returns and demonstrate consistent cost control with ever-improving efficiency in spending."

Financial Results for the First Quarter Ended March 31, 2013

Net Revenue

Total net revenue for the first quarter of 2013 was $19.2 million, a 4.9 percent increase from $18.3 million in the corresponding period in 2012.

Net revenue from online degree programs for the first quarter of 2013 was $15.2 million, a 2.6 percent increase over $14.8 million in the corresponding period in 2012. The increase in net revenue from online degree programs was primarily related to organic growth in revenue students enrolled in online degree programs, and continued expansion and optimization of the Company's learning centers network. Enrollment for the 2012 Fall semester online degree programs was approximately 207,000 revenue students, a 5.1 percent increase from approximately 197,000 revenue students enrolled in the Fall semester in 2011.

By the end of the first quarter of 2013, ChinaEdu's learning centers network was providing recruiting services for 23 universities with 122 operational learning centers, of which 54 were proprietary centers[6] and 68 were contracted centers[7]. This compares to 105 operational learning centers as of March 31, 2012, of which 55 were proprietary and 50 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international curriculum programs in the first quarter of 2013 was $4.0 million, a 14.3 percent increase from $3.5 million in the first quarter of 2012. Of that, approximately $0.3 million was attributable to increased enrollment and increased tuition at our private school in the city of Anqing.

[6]	Proprietary centers refer to self-owned learning centers operated either under the Company's own brand name or the brand name of a university pursuant to a licensing arrangement with that university.
[7]	Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

Cost of Revenue

Total cost of revenue for the first quarter of 2013 was $7.5 million, an increase of 2.3 percent, from $7.3 million in the corresponding period of 2012.

Cost of revenue for online degree programs in the first quarter of 2013 was $5.2 million, an increase of 6.1 percent compared to $4.9 million in the corresponding period of 2012. The increase in cost of revenue was primarily related to staff costs increasing by $0.1 million and service station fees increasing by $0.2 million.

Cost of revenue for non-degree programs in the first quarter of 2013 was $2.3 million, a decrease of 5.4 percent from $2.4 million in the first quarter of 2012. The decrease in cost of revenue for non-degree programs was primarily related to the decrease of depreciation and amortization costs associated with our international curriculum programs.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2013 was $11.7 million, compared to $11.0 million in the corresponding period of 2012. Gross margin increased slightly to 61.0 percent, compared to 60.1 percent for the corresponding period in 2012.

Gross margin for online degree programs was 65.9 percent, a slight decrease from 67.0 percent in the first quarter of 2012. The slight decrease was primarily due to an overall increase in the percentage of total net revenue contributed by the Company's learning centers network. The learning centers network's sales and service based model results in a slightly higher cost of sales, whereas the joint venture model is more operationally driven. In general, more revenue generated from our learning centers network results in lower gross margin for our overall online degree programs.

Gross margin for online tutoring programs increased to 64.3 percent from 54.7 percent in the first quarter of 2012, mainly due to increased net revenue as well as decreased lease and service costs.

Gross margin for private schools in the first quarter of 2013 increased to 32.7 percent, compared to 27.6 percent in the corresponding period in 2012. The increase of gross margin was primarily due to increased net revenue at our private school in Anqing.

Operating Expenses

Total operating expenses were $7.5 million in the first quarter of 2013, an increase of 1.5 percent, from $7.4 million in the corresponding period in 2012. As a percentage of net revenue, total operating expenses decreased to 39.1 percent, compared to 40.4 percent in the corresponding period in 2012. The increase in total operating expense was the result of the following:

  General and administrative expenses for the first quarter of 2013 were $4.1 million, a decrease of 1.3 percent from $4.2 million in the corresponding period in 2012. As a percentage of net revenue, general and administrative expenses decreased to 21.3 percent from 22.7 percent in the same period in 2012. The decrease in general and administrative expenses was primarily the result of a one-time early lease termination fee in the first quarter of 2012 that was related to a leased property used by our international curriculum programs.
  Selling and marketing expenses were $1.6 million in the first quarter of 2013, a decrease of 2.4 percent compared to $1.7 million in the corresponding period in 2012. As a percentage of net revenue, selling and marketing expenses decreased to 8.5 percent from 9.2 percent in the same period in 2012.
  Research and development expenses for the first quarter of 2013 were $1.8 million, an increase of 13.0 percent compared to $1.6 million in the corresponding period in 2012. As a percentage of net revenue, the research and development expense was 9.2 percent in the first quarter of 2013, increasing from 8.6 percent in the same period of 2012. The increase in research and development expenses relative to net revenue was primarily due to increased staff costs associated with the company's investment in technology upgrades.

Income from Operations

Income from operations in the first quarter of 2013 was $4.2 million, an increase of 17.1 percent compared to $3.6 million in the corresponding period of 2012. Operating margin increased to 21.9 percent in the first quarter of 2013, compared to 19.6 percent in the corresponding period of 2012.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, amortization of intangible assets, land use rights and intangible assets impairment, was $4.8 million in the first quarter of 2013, an increase of 15.1 percent compared to $4.1 million in the corresponding period of 2012.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted income from operations (non-GAAP) over net revenue, for the first quarter of 2013 increased to 24.8 percent, compared to 22.6 percent for the corresponding period of 2012.

Interest expense

Interest expense for the first quarter of 2013 was $0.3 million, and is primarily related to our loans with The Bank of East Asia, Limited.

Income Tax Expense

In the first quarter of 2013, income tax expense was $1.0 million and the effective income tax rate was 21.2 percent.

Net Income Attributable to ChinaEdu

Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $1.9 million in the first quarter of 2013, representing an increase of 11.6 percent from $1.7 million in the corresponding period of 2012. The increase was primarily due to an increase in gross profit across online tutoring programs and private primary and secondary schools, as well as effective expense control.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.156 and $0.144, respectively, for the first quarter of 2013, compared to $0.106 and $0.100, respectively, for the corresponding period in 2012.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $2.4 million in the first quarter of 2013, compared to $2.2 million in the corresponding period of 2012. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 12.5 percent in the first quarter of 2013, compared to 11.9 percent in the corresponding period of 2012.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.203 and $0.186 respectively, for the first quarter of 2013, compared to $0.138 and $0.130, respectively, for the corresponding period of 2012.

Deferred Revenue

As of March 31, 2013, deferred revenue was $10.6 million, consisting of current deferred revenue in the amount of $9.1 million and non-current deferred revenue in the amount of $1.5 million.

In general, Fall semester tuition for online degree programs is received during the fourth quarter but is recognized both in the fourth quarter of the current year and the first quarter of the following year.

Private school revenue is received in September, but amortized over 6 or 12 months while online tutoring program revenue can be received at program enrollment and is mostly amortized within 12 months.

Cash and Cash Equivalents and Term Deposits

As of March 31, 2013, the Company reported cash and cash equivalents and term deposits of $53.4 million, which primarily consisted of cash and cash equivalents, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties

Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $47.7 million as of March 31, 2013 compared to $48.7 million as of December 31, 2012.

Share repurchase

On December 31, 2012, the board of directors of ChinaEdu approved a plan to repurchase up to US$40.0 million worth of outstanding ChinaEdu ADSs. In the first quarter of 2013, the Company repurchased an aggregate of 19,724,739 ordinary shares equivalent for a total cash consideration and cancellation fee of RMB231.4 million (equivalent to US$37.3 million). The repurchased shares were all cancelled. Thus net income attributable to ChinaEdu per diluted ADS increased accordingly.

Second Quarter 2013 Guidance

ChinaEdu management expects total net revenue in the second quarter of 2013 to range from RMB124 million to RMB130 million or $20.0 million to $20.9 million, representing an 8 percent to 13 percent increase from RMB115 million or $18.1 million compared to the corresponding period in 2012.

Conference Call

ChinaEdu's management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on June 20, 2013 (8:00 p.m. Beijing/Hong Kong Time on June 20, 2013).

Dial-in details for the earnings conference call are as follows:

International:	+65 67239381
Hong Kong:	+852 24750994
United States:	+1 (718) 354-1231
Toll-free China, Mobile:	4006208038
Toll-free China:	8008190121
Toll-free United States:	+1 (866) 519-4004
Conference ID:	83731444

Conference Password:	ChinaEdu

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone until June 28, 2013.

Dial-in numbers for the replay are as follows:

Toll Free United States:	+1 (855) 452-5696
International:	+61 2 8199 0299
Conference ID:	83731444

Conference Password:	ChinaEdu

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP"), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, amortization of intangible assets and land use rights and intangible assets impairment. Adjusted operating margin defined as the ratio of adjusted operating income from operation over net revenue. Adjusted net income attributable to ChinaEdu per basic and diluted ADS are a non-GAAP measure which are computed using adjusted net income attributable to ChinaEdu over the number of ADSs used in net income attributable to ChinaEdu per basic and diluted ADS calculation.

These non-GAAP financial measures are provided to enhance the investors' overall understanding of the Company's current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company's primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company's other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently provides technical, recruiting and other services to 27 universities with online degree programs and provides services and support to 11 additional universities that are awaiting regulatory approval to launch their online programs. Of these 38 universities, 13 of them have entered into collaborative alliances with ChinaEdu, ranging from 15 to 50 years in length. Eight of them have entered into technology service agreements, ranging from 3 to 20 years in length. ChinaEdu also performs recruiting services through its nationwide learning center network for 23 universities, including 6 with which the Company has either established collaborative alliances or entered into technology service agreements.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company's actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +1 908-442-9395
E-mail: helen@chinaedu.net

Simon Mei
Chief Financial Officer
ChinaEdu Corporation
Phone: +86 (10) 84187301
E-mail: simon@chinaedu.net

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	385,922	207,448	33,401
Term deposits	92,028	124,289	20,011
Short-term investments	23,575	18,085	2,912
Accounts receivable, net	34,917	16,209	2,610
Prepaid expenses and other current assets	23,455	19,445	3,132
Amounts due from related parties-current	260,184	254,088	40,911
Deferred tax assets-current	9,571	3,213	517
Total current assets	829,652	642,777	103,494
Term deposits -non current	-	95,850	15,433
Property and equipment, net	238,563	234,143	37,699
Amounts due from related party-non-current	41,979	41,979	6,759
Land use rights	26,049	25,897	4,170
Deposits paid for acquisition of property and equipment	3,873	3,873	624
Deferred tax assets-non-current	2,085	2,368	381
Long-term investments	801	758	122
Rental deposits	1,497	1,366	220
Acquired intangible assets, net	54,499	53,700	8,646
Goodwill	43,255	43,255	6,964
Total assets	1,242,253	1,145,966	184,512

Liabilities and equity
Current liabilities:
Short term loan (including short term loan of the consolidated VIE without recourse to the Group of nil and nil as of December 31, 2012 and March 31, 2013, respectively)	-	68,120	10,968
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of 2,007 and 5,311 as of December 31, 2012 and March 31, 2013, respectively)	2,401	5,680	915
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to the Group of 23,518 and 25,376 as of December 31, 2012 and March 31, 2013, respectively)	134,175	56,220	9,052
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 22,113 and 25,349 as of December 31, 2012 and March 31, 2013, respectively)	113,558	114,055	18,364
Amounts due to related parties-current (including amounts due to related parties of the consolidated VIE without recourse to the Group of 1,926 and 1,960 as of December 31, 2012 and March 31, 2013, respectively)	35,507	28,577	4,601
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Group of 10,004 and 8,504 as of December 31, 2012 and March 31, 2013, respectively)	49,294	32,421	5,220
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the Group of 4,442 and 3,819 as of December 31, 2012 and March 31, 2013, respectively)	27,294	18,663	3,005
Total current liabilities	362,229	323,736	52,125
Long term loan(including long term loan of the consolidated VIE without recourse to the Group of nil and nil as of December 31, 2012 and March 31, 2013, respectively)	-	156,433	25,187
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse to the Group of 29 and 29 as of December 31, 2012 and March 31, 2013, respectively)	10,654	9,785	1,575
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without recourse to the Group of 978 and 968 as of December 31, 2012 and March 31, 2013, respectively)	13,473	13,418	2,160
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without recourse to the Group of 3,555 and 3,851 as of December 31, 2012 and March 31, 2013, respectively)	8,795	9,383	1,511
Total liabilities	395,151	512,755	82,558

ChinaEdu shareholders' equity	650,191	432,660	69,663
Noncontrolling interests	196,911	200,551	32,291
Total equity	847,102	633,211	101,954
Total liabilities and equity	1,242,253	1,145,966	184,512

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended
(in thousands,except for percentage, share, and per share information)	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$

Gross Revenue *	119,632	122,173	19,670

Business Tax	5,705	2,714	437

Net Revenue:
Online degree programs	91,927	94,315	15,186
Online tutoring programs	6,009	6,731	1,083
Private primary and secondary schools	13,536	15,855	2,553
International curriculum programs	2,455	2,558	411
Total net revenue	113,927	119,459	19,233

Cost of revenue:
Online degree programs	30,319	32,162	5,178
Online tutoring programs	2,721	2,400	386
Private primary and secondary schools	9,806	10,664	1,717
International curriculum programs	2,663	1,309	211
Total cost of revenue	45,509	46,535	7,492

Gross profit:
Online degree programs	61,608	62,153	10,008
Online tutoring programs	3,288	4,331	697
Private primary and secondary schools	3,730	5,191	836
International curriculum programs	(208)	1,249	200
Total gross profit	68,418	72,924	11,741

Online degree programs	67.0%	65.9%	65.9%
Online tutoring programs	54.7%	64.3%	64.3%
Private primary and secondary schools	27.6%	32.7%	32.7%
International curriculum programs	(8.5%)	48.8%	48.8%
Gross margin	60.1%	61.0%	61.0%

Operating expenses:
General and administrative	25,810	25,476	4,102
Selling and marketing	10,463	10,211	1,644
Research and development	9,777	11,046	1,779
Total operating expenses	46,050	46,733	7,525
Income from operations	22,368	26,191	4,216
Operating margin	19.6%	21.9%	21.9%

Interest income	2,988	2,906	468
Interest expense	-	(1,767)	(285)
Investment income	674	368	59
Other income	247	423	68
Income before income tax and equity method investments	26,277	28,121	4,526
Income tax expense	(5,483)	(5,953)	(958)
Net income before income from equity method investments	20,794	22,168	3,568
Income from equity method investments, net of taxes	-	(43)	(7)
Net income	20,794	22,125	3,561
Net income attributable to the noncontrolling interests	(10,469)	(10,606)	(1,708)
Net income attributable to ChinaEdu	10,325	11,519	1,853
Net margin	9.1%	9.6%	9.6%

Net income attributable to ChinaEdu per ADS:
Basic	0.66	0.97	0.156
Diluted	0.62	0.89	0.144

Weighted average aggregate number of ADSs outstanding:
Basic	15,746,005	11,847,105	11,847,105
Diluted	16,761,137	12,892,555	12,892,555

* Gross revenue are detailed as follows
Online degree programs	97,318	96,795	15,585
Online tutoring programs	6,157	6,872	1,106
Private primary and secondary schools	13,558	15,882	2,557
International curriculum programs	2,599	2,624	422

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended
(in thousands, unaudited)	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$

Operating activities:
Net income	20,794	22,125	3,561
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,219	2,463	397
Depreciation and amortization of property and equipment	6,304	6,373	1,026
Amortization of land use rights	152	152	24
Amortization of acquired intangible assets	985	799	129
Investment income	(69)	(368)	(59)
Amortization of debt discount	-	234	38
Earnings from equity method investment	-	43	7
Provision for Accounts Receivable	340	144	23
Loss from disposal of property and equipment	812	9	1
Changes in assets and liabilities
Accounts receivable	8,839	18,564	2,989
Prepaid expenses and other current assets	(2,213)	4,144	668
Amounts due from related parties	1,838	6,096	983
Rental deposits	471	131	21
Accounts payable	2,514	3,279	528
Deferred revenues	(78,991)	(78,821)	(12,691)
Accrued expenses and other current liabilities	5,974	368	59
Amounts due to related parties	9,952	(14,453)	(2,327)
Income tax payable	(10,602)	(16,873)	(2,717)
Other taxes payable	(4,960)	(8,631)	(1,390)
Deferred income taxes	2,356	6,020	969
Unrecognized tax benefit	640	588	95
Net cash used in operating activities	(32,645)	(47,614)	(7,666)

Investing activities:
Purchase of property and equipment	(803)	(1,961)	(316)
Maturity/(purchase) of term deposits, net	24,135	(128,119)	(20,628)
Proceeds from the sale of investments	10,318	5,482	883
Net cash provided by (used in) investing activities	33,650	(124,598)	(20,061)

Financing activities:
Proceeds from exercise of share options	945	-	-
Financing cost related to loans	-	(3,751)	(604)
Proceeds from borrowings of short-term debt	-	68,410	11,015
Proceeds from borrowings of long-term debt	-	159,750	25,721
Repurchase and cancellation of ordinary shares	-	(231,358)	(37,251)
Net cash provided by (used in) financing activities	945	(6,949)	(1,119)

Effect of foreign exchange rate changes	(5)	687	110

CASH AND CASH EQUIVALENTS, beginning of period	273,746	385,922	62,137

CASH AND CASH EQUIVALENTS, end of period	275,691	207,448	33,401

Net increase (decrease) in cash and cash equivalents	1,945	(178,474)	(28,736)

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended
(in thousands, unaudited)	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$
Net income	20,794	22,125	3,561
Other comprehensive income, net of taxes
Foreign currency translation adjustments	7	749	121
Change in fair value of available for sale investments	237	(337)	(54)
Comprehensive income	21,038	22,537	3,628
Less: comprehensive income attributable to noncontrollng interests	10,446	11,173	1,799
Comprehensive income attributable to Chinaedu	10,592	11,364	1,829

ChinaEdu Corporation

Unaudited reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended
(in thousands, unaudited)	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$

Net revenue	113,927	119,459	19,233
Income from operations	22,368	26,191	4,216
Adjustments:
Share-based compensation	2,219	2,463	397
Amortization of intangible assets and land use rights	1,137	951	153
Adjusted income from operations (non-GAAP)	25,724	29,605	4,766
Adjusted operating margin (non-GAAP)	22.6%	24.8%	24.8%

ChinaEdu Corporation

Unaudited reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP),

adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended
(in thousands, unaudited)	March 31, 2012	March 31, 2013	March 31, 2013
	RMB	RMB	US$

Net revenue	113,927	119,459	19,233
Net income attributable to ChinaEdu	10,325	11,519	1,853
Adjustments:
Share-based compensation	2,219	2,463	397
Share-based compensation attributable to noncontrolling interests	(177)	-	-
Amortization of intangible assets and land use rights	1,137	951	153
Adjusted net income attributable to ChinaEdu (non-GAAP)	13,504	14,933	2,403
Adjusted net margin (non-GAAP)	11.9%	12.5%	12.5%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP):
Basic	0.86	1.26	0.203
Diluted	0.81	1.16	0.186

Weighted average aggregate number of ADSs outstanding:
Basic	15,746,005	11,847,105	11,847,105
Diluted	16,761,137	12,892,555	12,892,555